================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 _____________


                                   FORM 11-K


(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]                    SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1997

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
[_]                   SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from      to

                         Commission file number 1-8940


                               ________________


                  Kraft Foods Employee Thrift-Investment Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                     (Full title and address of the plan)


                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

================================================================================

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                               TABLE OF CONTENTS

                                                          Page (s)
                                                          --------
Report of Independent Accountants.......................        3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1997 and 1996........................................      4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1997, 1996 and 1995.....      6-8
  Notes to Financial Statements.........................     9-21

Signatures..............................................       22

Schedules:
  Schedule I - Investments as of December 31, 1997......    S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:

   23. Consent of Independent Accountants.

                      REPORT of INDEPENDENT ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Management Committee for Employee Benefits of Kraft Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft Foods Employee Thrift-Investment Plan:

     We have audited the accompanying statements of financial condition of the Kraft Foods Employee Thrift-Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997 and the schedule of investments as of December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/  COOPERS & LYBRAND L.L.P.

Chicago, Illinois
March 27, 1998

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1997
                           (in thousands of dollars)

                                    ______

                                 Diversified
                                    Equity       Interest     Government                                  Participants'
                                    Index         Income      Securities     Philip Morris    Balanced        Loan
                                     Fund          Fund          Fund         Stock Fund        Fund         Account       Total
                                -------------   ----------  -------------  ----------------  ----------  --------------  ---------
ASSETS:
    Allocated share of
      Trust net assets          $      8,140    $   12,672   $     1,537    $     130,747    $     791   $      2,186    $ 156,073
    Interfund receivables
      (payables)                          36           392                           (428)                                       -
                                ------------    ----------   -----------    -------------    ---------   ------------    ---------

        Total assets                   8,176        13,064         1,537          130,319          791          2,186      156,073
                                ------------    ----------   -----------    -------------    ---------   ------------    ---------

LIABILITIES:
    Distributions and
      withdrawals payable                  7             8                            124                                      139
    Undistributed
      participants' loans                  2             1                             29                         (32)           -
    General and administrative
      expenses payable                     8            15             2               85            1                         111
                                ------------    ----------   -----------    -------------    ---------   ------------    ---------

        Total liabilities                 17            24             2              238            1            (32)         250
                                ------------    ----------   -----------    -------------    ---------   ------------    ---------

        Plan equity             $      8,159    $   13,040   $     1,535    $     130,081    $     790   $      2,218    $ 155,823
                                ============    ==========   ===========    =============    =========   ============    =========

  The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)

                                  __________

                                   Diversified
                                     Equity        Interest       Government
                                      Index         Income        Securities    Philip Morris
                                      Fund           Fund          Fund (GF)     Stock Fund        Total
                                   -----------     --------       ----------    -------------     ----------
ASSETS:
    Allocated share of
      Trust net assets             $     5,778     $ 13,373       $    1,149    $     127,059       $147,359
    Employer contributions
       receivable                            1            1                1              221            224
    Interfund receivables
      (payables)                            79          381              140             (600)             -
                                   -----------     --------       ----------    -------------     ----------

        Total assets                     5,858       13,755            1,290          126,680        147,583
                                   -----------     --------       ----------    -------------     ----------

LIABILITIES:
    Distributions and
      withdrawals payable                   57          247               14            3,742          4,060
    General and administrative
      expenses payable                       1            5                1               33             40
                                   -----------     --------       ----------    -------------     ----------

        Total liabilities                   58          252               15            3,775          4,100
                                   -----------     --------       ----------    -------------     ----------

        Plan equity                $     5,800     $ 13,503       $    1,275    $     122,905       $143,483
                                   ===========     ========       ==========    =============     ==========



  The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1997
                           (in thousands of dollars)
                                     _____

                                         Diversified
                                            Equity      Interest     Government     Government
                                            Index        Income      Securities     Securities   Philip Morris  Balanced
                                             Fund         Fund          Fund        Fund (GF)    Stock Fund      Fund
                                         -----------   ----------   ------------   ------------ -------------- ----------
ADDITIONS:
      Employer contributions             $       25    $       20   $        10      $       3   $      2,481   $      4
      Employee contributions                    505           548            95             33          4,762         16
      Allocated share of Trust
        investment activities:
          Interest income                                     773            70             21            187
          Dividend income                                                                               5,114         22
          Net appreciation in
             fair value of investments        1,853                          21                        23,786         15
                                         -----------   ----------   ------------   ------------ -------------- ----------
                                              1,853           773            91             21         29,087         37
                                         -----------   ----------   ------------   ------------ -------------- ----------
          Total additions                     2,383         1,341           196             57         36,330         57
                                        -----------   -----------   ------------   ------------ -------------- -----------
DEDUCTIONS:
      Distributions and
        withdrawals                          (1,262)       (3,809)         (231)           (45)       (22,069)       (12)
      General and administrative
        expenses                                (30)          (55)          (11)            (1)          (558)        (1)
                                         -----------   ----------   ------------   ------------ -------------- ----------
          Total deductions                   (1,292)       (3,864)         (242)           (46)       (22,627)       (13)
                                         -----------   ----------   ------------   ------------ -------------- ----------
Net transfers among funds                     1,365         2,167         1,598         (1,286)        (4,598)       754
Participants' loans                            (106)         (120)          (20)                       (2,129)        (8)
Participants' loan repayments                     9            13             3                           200
                                         -----------   ----------   ------------   ------------ -------------- ----------
          Net additions (deductions)          2,359          (463)        1,535         (1,275)         7,176        790

PLAN EQUITY:
      Beginning of year                       5,800        13,503             -          1,275        122,905          -
                                         -----------   ----------   ------------   ------------ -------------- ----------
      End of year                        $    8,159    $   13,040   $     1,535      $       -   $    130,081   $    790
                                         ===========   ==========   ============   ============ ============== ==========

                                           Participants'
                                              Loan
                                            Account           Total
                                           ------------    ----------
ADDITIONS:
      Employer contributions                               $   2,543
      Employee contributions                                   5,959
      Allocated share of Trust
        investment activities:
          Interest income                  $        60         1,111
          Dividend income                                      5,136
          Net appreciation in
             fair value of investments                        25,675
                                           ------------    ----------
                                                    60        31,922
                                           ------------    ----------

          Total additions                           60        40,424
                                           ------------    ----------
DEDUCTIONS:
      Distributions and
        withdrawals                                          (27,428)
      General and administrative
        expenses                                                (656)
                                           ------------    ----------

          Total deductions                           -       (28,084)
                                           ------------    ----------
Net transfers among funds                                          -
Participants' loans                              2,383             -
Participants' loan repayments                     (225)            -
                                           ------------    ----------

          Net additions (deductions)             2,218        12,340

PLAN EQUITY:
      Beginning of year                              -       143,483
                                           ------------    ----------
      End of year                          $     2,218     $ 155,823
                                           ============    ==========

The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1996
                           (in thousands of dollars)
                                     ____

                                                Diversified
                                                  Equity           Interest       Government
                                                   Index            Income        Securities      Philip Morris
                                                   Fund              Fund           Fund (GF)      Stock Fund       Total
                                                -----------      ----------       ------------    -------------   ----------
ADDITIONS:
      Employer contributions                    $       10       $       18       $        12     $      2,367    $    2,407
      Employee contributions                           435              667               135            4,690         5,927
      Allocated share of Trust
        investment activities:
          Interest income                                               786                63              147           996
          Dividend income                                                                                5,127         5,127
          Net appreciation in
             fair value of investments               1,089                                              25,050        26,139
                                                -----------      ----------       ------------    -------------   ----------
                                                     1,089              786                63           30,324        32,262
                                                -----------      ----------       ------------    -------------   ----------
          Total additions                            1,534            1,471               210           37,381        40,596
                                                -----------      ----------       ------------    -------------   ----------

DEDUCTIONS:
      Distributions and
        withdrawals                                 (1,292)          (3,529)             (189)         (25,088)      (30,098)
      General and administrative
        expenses                                        (9)             (30)               (2)            (200)         (241)
                                                -----------      ----------       ------------    -------------   ----------
          Total deductions                          (1,301)          (3,559)             (191)         (25,288)      (30,339)
                                                -----------      ----------       ------------    -------------   ----------
Net transfers among funds                            1,291            2,181               124           (3,596)           -
                                                -----------      ----------       ------------    -------------   ----------
          Net additions                              1,524               93               143            8,497        10,257

PLAN EQUITY:
      Beginning of year                              4,276           13,410             1,132          114,408       133,226
                                                -----------      ----------       ------------    -------------   ----------
      End of year                               $    5,800       $   13,503       $     1,275     $    122,905    $  143,483
                                                ===========      ==========       ============    =============   ==========

The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1995
                           (in thousands of dollars)
                                   ________

                                           Diversified
                                              Equity      Interest      Government
                                              Index        Income       Securities  Philip Morris
                                               Fund         Fund         Fund (GF)   Stock Fund      Total
                                           -----------   -----------   -----------   -----------   -----------
ADDITIONS:
      Employer contributions               $        11   $        21   $        14   $     3,054   $     3,100
      Employee contributions                       379           743           154         4,577         5,853
      Allocated share of Trust
        investment activities:
          Interest income                                        791            46            96           933
          Dividend income                                                                  4,684         4,684
          Net appreciation in
             fair value of investments           1,212                          17        42,863        44,092
                                           -----------   -----------   -----------   -----------   -----------
                                                 1,212           791            63        47,643        49,709
                                           -----------   -----------   -----------   -----------   -----------

          Total additions                        1,602         1,555           231        55,274        58,662
                                           -----------   -----------   -----------   -----------   -----------
DEDUCTIONS:
      Distributions and
        withdrawals                               (859)       (2,221)         (156)      (17,748)      (20,984)
      General and administrative
        expenses                                   (11)          (39)           (3)         (260)         (313)
                                           -----------   -----------   -----------   -----------   -----------

          Total deductions                        (870)       (2,260)         (159)      (18,008)      (21,297)
                                           -----------   -----------   -----------   -----------   -----------

Net transfers among funds                           73         1,598           101        (1,772)           -
Net transfers between plans                        (59)         (112)          (18)       (1,159)       (1,348)
                                           -----------   -----------   -----------   -----------   -----------

          Net additions                            746           781           155        34,335        36,017

PLAN EQUITY:
      Beginning of year                          3,530        12,629           977        80,073        97,209
                                           -----------   -----------   -----------   -----------   -----------
      End of year                          $     4,276   $    13,410   $     1,132   $   114,408   $   133,226
                                           ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.  General Description of the Plan:

    The Kraft Foods Employee Thrift-Investment Plan (the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods, Inc. (hereinafter referred to as "Kraft Foods") by making such contribution. Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

    Hourly and certain salaried employees of Kraft Foods and certain of its domestic subsidiaries (the "Kraft Foods Companies") who are represented by designated collective bargaining units are eligible to participate in the Plan, provided they meet eligibility requirements. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing one year of service, eligible employees may make before-tax and/or after-tax contributions. Matching contributions by Kraft Foods (the "Kraft Foods Matching Contributions") are contributed to the Plan (see Note
    3). Prior to 1997, Kraft Foods Matching Contributions were based on profits from certain of Kraft Foods' operating units. Currently, Kraft Foods Matching Contributions are made at a fixed rate. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

    The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") is responsible for the selection of the investment options in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

    Assets of the Plan are co-invested with the assets of the Kraft Foods Thrift Plan and other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

    Prior to May 12, 1997, participants had the option of investing their Plan Accounts (see Note 4) in 25 percent increments in each of the funds (except the Balanced Fund) listed below. Effective May 12, 1997, participants have the option of investing their Plan Accounts in five percent increments in the five funds listed below. Except for participants employed at the Naperville, Illinois facility of Kraft Foods (a "Naperville Participant"), Kraft Foods Matching Contributions made prior to May 12, 1997 were initially invested

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   in the Philip Morris Stock Fund but could have been allocated and invested in the same manner as participant contributions in the month following the month in which the Kraft Foods Matching Contributions were made. Effective May 12, 1997, the participant may reallocate and invest Kraft Foods Matching Contributions initially invested in the Philip Morris Stock Fund on any business day.

      DIVERSIFIED EQUITY INDEX FUND (also referred to as the EQUITY INDEX FUND)
      - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

      GOVERNMENT SECURITIES FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. Prior to May 1, 1997, participants had the option of investing their Plan Accounts in the Government Securities Fund (GF), which had the same investment objective as the Government Securities Fund except that the average maturity of the securities was less than two years. Effective May 1, 1997, the Government Securities Fund (GF) was merged into the Government Securities Fund. The average maturity of the U.S. Government securities in the Government Securities Fund is approximately five years. Prior to May 15, 1995, the average maturity of the securities in this fund was two years.

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

      BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

   None of the foregoing funds guarantees a return to the participant. Participants may change their options once a month (effective May 12, 1997, normally on any business day). Prior to May 12, 1997, participants could not directly transfer amounts between the Interest Income Fund and the Government Securities Fund (GF).

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1997 and 1996, there were 3,384 and 3,523 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                              December 31,
                                                            ----------------
                                                              1997    1996
                                                            -------  -------
      Diversified Equity Index Fund                            692     598
      Interest Income Fund                                     966   1,052
      Government Securities Fund                               301       -
      Government Securities Fund (GF)                            -     258
      Philip Morris Stock Fund                               3,297   3,331
      Balanced Fund                                             70       -

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions Account, Before-Tax Contributions Account, and in the balance of his or her Kraft Foods Matching Account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan ("ESOP") (see Note 4), and, in the case of a Naperville Participant, in the balance of the employer contribution-derived account transferred from the predecessor plan. A participant shall be fully vested in the balance in his or her Kraft Foods Matching Account upon attainment of age 55, permanent and total disability, or death while employed by Kraft Foods or any of its affiliates, upon a change in control of the Company (see Note 3), or upon a termination of the Plan (see Note 12). Otherwise, a participant who is employed by Kraft Foods or any of its affiliates at other than the Naperville, Illinois facility of Kraft Foods shall become vested in his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

                                                                 Vested
           Years of Service                                    Percentage
           ----------------                                    ----------
             Less than 3                                           0%
             3 but less than 4                                    50%
             4 but less than 5                                    75%
             5 or more                                           100%

   A Naperville Participant shall be fully vested in the entire balance in his or her Kraft Foods Matching Account after two years of participation in the Plan (and the predecessor plan) or the completion of five years of service.

   Forfeitures:

        Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

2.  Summary of Significant Accounting Policies:

    Valuation of Trust Investments:

       Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

       Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1997 and 1996 was $639,429,002 and $712,947,862, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1997 and 1996. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

       Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Effective July 14, 1997, the Trustee will use a weighted average sales price method for valuing the portion of Participants' Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (.1%) less than the value using the weighted average sales price method. The weighted average sales price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

       Short-term temporary investments are generally carried at cost, which approximates fair value.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Investment Transactions and Investment Income of the Trust:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

3. Contributions:

   No contribution is required from any eligible employee under the Plan. Eligible employees (other than Naperville Participants) may elect to contribute from one percent to 10 percent of his or her base rate of compensation, but contributions from base compensation over $15,000 may not exceed six percent. A Naperville Participant may elect to contribute from one percent to 16 percent of his or her compensation, but only contributions not in excess of six percent of compensation are eligible for Kraft Foods Matching Contributions described below.

   Contributions may be made on a before-tax basis, an after-tax basis, or in a combination of the two. The percentage of compensation available for both before-tax and after-tax contributions may vary from year-to-year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1997, a participant's before-tax contributions were limited to $9,500; for 1998, a participant's before-tax contributions will be limited to $10,000.

   Each year Kraft Foods Matching Contributions are based on the amount of each participant's contributions to the Plan, subject to certain limitations under the Code. Kraft Foods Matching Contributions on behalf of Naperville Participants equal 25 percent of each Naperville Participant's contributions not in excess of six percent of compensation. Beginning January 1, 1997, the Kraft Foods Matching Contributions on behalf of all other participants will equal 45 percent of each participants' contributions.

   The Kraft Foods Matching Contributions percentage for years prior to 1997 was the greater of (i) 75 percent of the matching contribution rate under the Kraft Foods Thrift Plan or (ii) from 30 percent to 65 percent of a participant's contributions, depending on the annual percent change in earnings shown in the table below. The Kraft Foods Matching Contributions percentage to the Plan for a Plan year could not exceed the percentage contributed by Kraft Foods to the Kraft Foods Thrift Plan for the same year. The average annual percent change in earnings is the percent change in earnings, before income taxes,

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   goodwill amortization, interest and Company assessments of certain operating units of Kraft Foods, over the five-year period immediately preceding the Plan year for which the Kraft Foods Matching Contributions were to be made.

                                                   The Kraft Foods Matching
                     If Annual Percent          Contribution as a Percentage of
                   Change in Earnings Is         Participant Contributions Is
                   ---------------------        -------------------------------
                      5% (or less)                            30%
                      6-8%                                    35%
                      9-11%                                   40%
                      12-14%                                  45%
                      15-17%                                  50%
                      18-20%                                  55%
                      21-23%                                  60%
                      24% (or more)                           65%

   The Kraft Foods Matching Contributions percentage was 43 percent and 55 percent in 1996 and 1995, respectively.

   Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year.

   Kraft Foods Matching Contributions are discretionary. Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for the preservation of the Kraft Foods Matching Contributions for all participants for the year in which the Change of Control occurs and for two years thereafter.

4. Valuation of Participant Accounts:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

       Account                            Source
       -------                            ------
       Kraft Foods Matching Account       Kraft Foods Matching Contributions and
                                          amounts transferred from the ESOP and
                                          other predecessor plans
       Before-Tax Contributions Account   Before-Tax Contributions
       After-Tax Contributions Account    After-Tax Contributions
       Rollover Account                   Amounts transferred (directly or
                                          indirectly) from another plan
                                          qualified under Section 401 (a) of the
                                          Code

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   At the end of each month (effective May 12, 1997, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Kraft Foods Matching Account, Before-Tax Contributions Account, After-Tax Contributions Account and Rollover Account, on the basis of their proportionate share in each fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Kraft Foods Matching, Before-Tax Contributions and After-Tax Contributions Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

   Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made within two weeks after a distribution request is made.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   Effective May 12, 1997, participants may borrow from their Before-Tax Contributions, After-Tax Contributions and Rollover Accounts in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Kraft Foods Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. Investments Held by the Trust:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund

                 KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          (in thousands of dollars)
                                  (continued)

in the Trust at December 31, 1997 and 1996, respectively, were:

                                                     1997             1996
                                                   --------         --------
   Trust                                               5%               6%

   Diversified Equity Index Fund                       1%               1%
   Interest Income Fund                                2%               2%
   Government Securities Fund                          4%               -
   Government Securities Fund (GF)                     -              100%
   Philip Morris Stock Fund                           10%              11%
   Balanced Fund                                       1%               -
   Participants' Loan Account                          6%               -

The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1997, 1996 and 1995, was six percent, eight percent and eight percent, respectively.

Most expenses incurred in administering the Plan and paid to third parties are borne by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1997 and 1996, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                      1997         1996
                                                    --------     -------
   Diversified Equity Index Fund                      0.43%       0.18%
   Interest Income Fund                               0.41%       0.22%
   Government Securities Fund                         1.43%         -
   Government Securities Fund (GF)                    0.16%       0.17%
   Philip Morris Stock Fund                           0.44%       0.17%
   Balanced Fund                                      0.25%         -

Investments that represented five percent or more of total Trust assets as of December 31, 1997 and 1996, were:

                                                   1997              1996
                                                ----------        ----------
   Equity Index Fund
    GEBT Equity Index Fund                        $606,132          $442,151
   Interest Income Fund
    BT GNMA Pooled Fund                           $205,335
   Philip Morris Stock Fund
    Common Stock                                $1,228,357        $1,055,822
   Growth Equity Fund                             $166,407

The GEBT Equity Index Fund currently includes Common Stock.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

At December 31, 1997 and 1996, the financial position of the Trust was:

                                                                 1997                  1996
                                                              ----------            ----------
Assets:
  Investments at fair value:
      Equity Index Fund:
         GEBT Equity Index Fund
            (cost $345,425 and $296,077)                      $  606,132            $  442,151
         Short-term temporary investments
            (cost approximates fair value)                         2,634                   945
      Interest Income Fund:
         Investment contracts (at contract
          value)
            (cost approximates contract value)                   630,012               719,263
         Short-term temporary investments
            (cost approximates fair value)                        21,022                31,250
      Government Securities Fund:
         Government securities
            (cost $28,343 and $25,873)                            28,596                25,693
         Federal Agency Obligations
            (cost $3,976 and $2,979)                               3,974                 2,911
         Short-term temporary investments
            (cost approximates fair value)                           929                   812
      Government Securities Fund (GF):
         Government securities
            (cost approximates fair value)                             -                 1,184
         Short-term temporary investments
            (cost approximates fair value)                             -                   110
      Philip Morris Stock Fund:
         Common stock
            (cost $552,253 and $439,309)                       1,228,357             1,055,822
         Short-term temporary investments
            (cost approximates fair value)                        33,679                28,613
      International Equity Fund:
         International Equity Fund
            (cost $55,014 and $52,300)                            58,229                56,401
         Short-term temporary investments
            (cost approximates fair value)                           222                   114
      Balanced Fund:
         Balanced Fund
            (cost $114,680 and $72,891)                          125,303                77,163
         Short-term temporary investments
            (cost approximates fair value)                           503                   189
      Growth Equity Fund:
         Growth Equity Fund
            (cost $174,420 and $117,557)                         166,407               122,194
         Short-term temporary investments
            (cost approximates fair value)                           586                   312
   Other investments:
      Participants' Loan Account:
         Loans to participants                                    41,995                37,375
                                                              ----------            ----------
            Total investments                                  2,948,580             2,602,502
   Receivables:
      Interest income                                                811                 1,063
      Dividend income                                             11,039                11,308
      Other receivables                                            8,507                 2,980
                                                              ----------            ----------
            Total assets                                       2,968,937             2,617,853
Liabilities:
   Other payables                                                    745                 1,264
                                                              ----------            ----------
            Net assets                                        $2,968,192            $2,616,589
                                                              ==========            ==========

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The changes in the Trust net assets for the years ended December 31, 1997, 1996 and 1995, were:

                                                      1997                1996                1995
                                                  -----------         -----------          ----------
Additions:
 Employer contributions                            $   37,225          $   35,823          $   42,957
 Employee contributions                                98,076              94,665             104,014

Transfers from predecessor trusts                           -                 300                (448)

Investment activities:
 Interest                                              47,603              47,971              55,956
 Dividends                                             89,392              56,586              51,225
 Interest on participant loans                          2,980               2,598               2,394
                                                   ----------          ----------          ----------
                                                      139,975             107,155             109,575
 Net appreciation
  in fair value of investments                        354,618             313,941             512,078
                                                   ----------          ----------          ----------
    Net investment activities                         494,593             421,096             621,653

Deductions:
 Distributions and withdrawals                       (275,232)           (348,908)           (258,160)
 General and administrative
   expenses                                            (3,059)             (2,792)             (3,133)
                                                   ----------          ----------          ----------

Increase in Trust net assets                          351,603             200,184             506,883

Net assets:
 Beginning of year                                  2,616,589           2,416,405           1,909,522
                                                   ----------          ----------          ----------
 End of year                                       $2,968,192          $2,616,589          $2,416,405
                                                   ==========          ==========          ==========

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


8.   Net Appreciation (Depreciation) in Fair Value of Trust Investments:

The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1997, 1996, and 1995 were:

                                                                                                              Freihofer
                                                                                                              Equitable
                                    Equity       Government        Government                                  Capital
                                    Index        Securities        Securities        Philip Morris           Management
                                     Fund            Fund            Fund (GF)        Stock Fund                Fund
                                 ----------    --------------  ---------------      ---------------         ------------
1997
----
Realized gains (losses):
    Proceeds                      $ 89,418        $    8,972      $        475           $ 269,015
    Cost                            55,447             9,049               475             122,940
                                  --------        ----------      ------------           ---------          ------------
      Net realized gains
         (losses)                   33,971               (77)               -              146,075
                                  --------        ----------      ------------           ---------          ------------
Unrealized appreciation
    (depreciation):
    Beginning of year              146,074              (248)                              616,513
    End of year                    260,707               251                               676,104
                                  --------        ----------      ------------           ---------          ------------
        Increase (decrease)        114,633               499                -               59,591
                                  --------        ----------      ------------           ---------          ------------
Net appreciation
    (depreciation) in fair
     value of investments         $148,604        $      422      $         -            $ 205,666
                                  ========        ==========      ============           =========          ============

1996
----
Realized gains (losses):
    Proceeds                      $ 51,031        $    9,262      $      1,436           $ 373,172
    Cost                            37,037             9,271             1,436             172,650
                                  --------        ----------      ------------           ---------          ------------
      Net realized gains
         (losses)                   13,994                (9)               -              200,522
                                  --------        ----------      ------------           ---------          ------------
Unrealized appreciation
    (depreciation):
    Beginning of year               82,031               789                               593,451
    End of year                    146,074              (248)                              616,513
                                  --------        ----------      ------------           ---------          ------------
        Increase (decrease)         64,043            (1,037)               -               23,062
                                  --------        ----------      ------------           ---------          ------------
Net appreciation
    (depreciation) in fair
     value of investments         $ 78,037        $   (1,046)     $         -            $ 223,584
                                  ========        ==========      ============           =========          ============

1995
----
Realized gains:
    Proceeds                      $ 44,833        $   16,505      $      1,431           $ 173,058             $  12,642
    Cost                            37,484            16,505             1,431              94,527                 6,063
                                  --------        ----------      ------------           ---------          ------------
      Net realized gains             7,349                -                 -               78,531                 6,579
                                  --------        ----------      ------------           ---------          ------------
Unrealized appreciation
    (depreciation):
    Beginning of year                3,838              (109)                              231,434                 6,636
    Transfer from Entenmann's                                                               16,383
    End of year                     82,031               789                               593,451
                                  --------        ----------      ------------           ---------          ------------
        Increase (decrease)         78,193               898                -              345,634                (6,636)
                                  --------        ----------      ------------           ---------          ------------
Net appreciation
    (depreciation) in fair
     value of investments         $ 85,542        $      898      $         -            $ 424,165             $     (57)
                                  ========        ==========      ============           =========          ============



                                    International                   Growth
                                       Equity        Balanced       Equity
                                        Fund           Fund          Fund         Total
                                    -------------   -----------   ----------    ---------
1997
----
Realized gains (losses):
    Proceeds                         $  23,172      $ 21,845      $  32,533     $ 445,430
    Cost                                21,054        19,574         29,812       258,351
                                     ---------      --------      ---------     ---------
      Net realized gains
         (losses)                        2,118         2,271          2,721       187,079
                                     ---------      --------      ---------     ---------
Unrealized appreciation
    (depreciation):
    Beginning of year                    4,101         4,272          4,637       775,349
    End of year                          3,216        10,623         (8,013)      942,888
                                     ---------      --------      ---------     ---------
        Increase (decrease)               (885)        6,351        (12,650)      167,539
                                     ---------      --------      ---------     ---------
Net appreciation
    (depreciation) in fair
     value of investments            $   1,233      $  8,622      $  (9,929)    $ 354,618
                                     =========      ========      =========     =========
1996
----
Realized gains (losses):
    Proceeds                         $  15,309      $  9,120      $  25,847     $ 485,177
    Cost                                14,552         8,758         25,254       268,958
                                     ---------      --------      ---------     ---------
      Net realized gains
         (losses)                          757           362            593       216,219
                                     ---------      --------      ---------     ---------
Unrealized appreciation
    (depreciation):
    Beginning of year                    1,177           792           (613)      677,627
    End of year                          4,101         4,272          4,637       775,349
                                     ---------      --------      ---------     ---------
        Increase (decrease)              2,924         3,480          5,250        97,722
                                     ---------      --------      ---------     ---------
Net appreciation
    (depreciation) in fair
     value of investments            $   3,681      $  3,842      $   5,843     $ 313,941
                                     =========      ========      =========     =========
1995
----
Realized gains:
    Proceeds                         $   2,036      $  1,859      $   2,514     $ 254,878
    Cost                                 2,012         1,813          2,410       162,245
                                     ---------      --------      ---------     ---------
      Net realized gains                    24            46            104        92,633
                                     ---------      --------      ---------     ---------
Unrealized appreciation
    (depreciation):
    Beginning of year                                                             241,799
    Transfer from Entenmann's                                                      16,383
    End of year                          1,177           792           (613)      677,627
                                     ---------      --------      ---------     ---------
        Increase (decrease)              1,177           792           (613)      419,445
                                     ---------      --------      ---------     ---------
Net appreciation
    (depreciation) in fair
     value of investments            $   1,201      $    838      $    (509)    $ 512,078
                                     =========      ========      =========     =========

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)


9. Participation Units:

The number of employee participation units and the net asset value per unit for the funds at December 31, 1997 was:

                                Diversified
                                   Equity     Interest       Government                                   Participants'
                                   Index      Income         Securities    Philip Morris      Balanced       Loan
                                    Fund       Fund             Fund       Stock Fund           Fund        Account         Total
                               -----------  -----------    ------------   -------------     -----------  --------------  -----------
1997:
    Net Assets                  $   8,159      $ 13,040      $    1,535     $  130,081       $    790        $  2,218     $155,823
    Number of
       participation units            630        12,456             143         10,991             70
    Net asset value
       per unit                 $ 12.9508      $ 1.0469      $  10.7343     $  11.8352      $ 11.2857

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

10.  Transactions with Parties in Interest:

     The Fiduciaries are not aware of any transaction between the Plan and a party in interest (as defined in ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

11.  Tax Status:

     By letter dated November 14, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 1993, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been subsequently amended and no determination as to the continued qualification of the Plan under Section 401(a) of the Code and of the exemption of the related Trust from Federal income taxes under Section 501(a) of the Code has been sought from the Internal Revenue Service. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions and before-tax contributions made on their behalf by Kraft Foods, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

12.  Plan Termination:

     The Board of Directors of Kraft Foods has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or to terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Matching Account.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           KRAFT FOODS EMPLOYEE
                                          THRIFT-INVESTMENT PLAN
                                               (Name of Plan)



                                          By    /s/ TERRY M. FAULK
                                            ------------------------------------
                                                Terry M. Faulk, Chairman,
                                             Management Committee for Employee
                                                Benefits of Kraft Foods, Inc.


Date:  May 21, 1998

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                                   Column B           Column C            Column D
                        --------                                                   --------           --------            --------
                                                                                  Face Amount           Cost
                                                                                  or Nuumber          Basis of
Name of Issuer and Title of Issue                                               of Shares/Units     Investments          Fair Value
---------------------------------                                               ---------------     -----------          ----------
EQUITY INDEX FUND  --  20.65%

GEBT Equity Index Fund  --  20.56%                                                  267,164       $ 345,424,848       $ 606,131,969

Short-Term Investments  --  .09%

GEBT Short-Term Investment Fund                                                   2,634,009           2,634,009           2,634,009
                                                                                                  -------------       -------------

        Total Equity Index Fund                                                                     348,058,857         608,765,978
                                                                                                  -------------       -------------

INTEREST INCOME FUND  --  22.08%

Investment Contracts  --  21.37%
(The amounts included in Column D for the investment
contracts represent contract value, see Note 2.)

Participation Contracts with Institutions  --  5.19%

Confederation Life Ins.
   No. 62381        8.61%
   matured          11/30/1995                                                      519,733             519,733             519,733
Confederation Life Ins.
   No. 62325        0.00%
   matured          5/1997                                                        1,567,323           1,567,323           1,567,323
Provident Mutual
   No. 008159-001   8.55%
   matures          3/1/1998                                                        363,316             363,316             363,316
Mass Mutual
   No. 10223        8.25%
   matures          4/30/1998                                                    12,896,565          12,896,565          12,896,565
Provident National Assurance
   No. 02705689     6.96%
   matures          7/31/1998                                                    25,456,330          25,456,330          25,456,330
Connecticut General Life Ins.
   No. 25119        8.81%
   matures          8/1/1998                                                     12,087,717          12,087,717          12,087,717
Hartford Life Ins. Co.
   No. 10225        5.70%
   matures          1/31/1999                                                    20,053,096          20,053,096          20,053,096
Allstate Life Insurance Company
   No. 5428         6.15%
   matures          4/30/1999                                                    36,615,741          36,615,741          36,615,741
Allstate Life Ins. Co.
   No. 5581         7.23%
   matures          5/20/1999                                                     1,942,458           1,942,458           1,942,458
CNA Insurance Co.
   No. 24023        6.61%
   matures          6/29/2001                                                    21,340,704          21,340,704          21,340,704

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                 Column B               Column C            Column D
                        --------                                 --------               --------            --------
                                                                Face Amount               Cost
                                                                or Nuumber              Basis of
Name of Issuer and Title of Issue                             of Shares/Units         Investments          Fair Value
---------------------------------                             ---------------         -----------          ----------
Participation Contracts with Institutions (continued)

Sun America Life
    No. 4696       6.67%
   matures         12/31/2001                                    20,003,538          $  20,003,538       $  20,003,538
                                                                                     -------------       -------------
        Total Participation Contracts                                                  152,846,521         152,846,521
                                                                                     -------------       -------------
Financial Institution Pools  --  16.18%

National Westminster Bank
  No. SAM 0104B   6.93%

    GEBT Short-Term Investment Fund                                                        597,142             597,142
    Federal Home Loan Mortgage Corporation
      matures      8/15/2005               6.25%                                         1,103,454           1,103,454
    Federal Home Loan Mortgage Corporation
      matures      4/1/2008                7.00%                                            97,965              97,965
    Federal Home Loan Mortgage Corporation
      matures      8/15/2008               6.50%                                         1,055,529           1,055,529
    Federal Home Loan Mortgage Corporation
      matures      9/1/2008                6.50%                                            37,080              37,080
    Federal Home Loan Mortgage Corporation
      matures      12/1/2008               6.50%                                            40,138              40,138
    Federal Home Loan Mortgage Corporation
      matures      2/1/2009                6.50%                                         1,734,521           1,734,521
    Federal Home Loan Mortgage Corporation
      matures      6/1/2009                6.50%                                            73,991              73,991
    Federal Home Loan Mortgage Corporation
      matures      10/1/2010               7.00%                                           211,216             211,216
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                6.50%                                           115,640             115,640
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                7.00%                                           648,928             648,928
    Federal Home Loan Mortgage Corporation
      matures      3/1/2011                7.00%                                         1,139,803           1,139,803
    Federal Home Loan Mortgage Corporation
      matures      12/15/2015              6.50%                                         2,683,080           2,683,080
    Federal Home Loan Mortgage Corporation
      matures      1/15/2018               6.00%                                         4,126,809           4,126,809
    Federal Home Loan Mortgage Corporation
      matures      6/15/2018               7.00%                                           297,594             297,594
    Federal National Mortgage Association
      matures      6/25/2005               6.25%                                         2,207,587           2,207,587
    Federal National Mortgage Association
      matures      8/25/2005               6.00%                                           480,564             480,564
    Federal National Mortgage Association
      matures      7/1/2008                7.00%                                           819,882             819,882
    Federal National Mortgage Association
      matures      8/1/2008                7.00%                                           749,927             749,927

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                                  Column B           Column C            Column D
                    --------                                                  --------           --------            --------
                                                                             Face Amount           Cost
                                                                             or Number           Basis of
Name of Issuer and Title of Issue                                          of Shares/Units     Investments          Fair Value
---------------------------------                                          ---------------     -----------          ----------
Financial Institution Pools (continued)

National Westminster Bank (continued)

    Federal National Mortgage Association
      matures         1/1/2009             6.50%                                             $     151,198       $     151,198
    Federal National Mortgage Association
      matures         2/1/2009             6.50%                                                   496,822             496,822
    Federal National Mortgage Association
      matures         3/1/2009             6.50%                                                   168,254             168,254
    Federal National Mortgage Association
      matures         5/1/2009             6.50%                                                 1,047,816           1,047,816
    Federal National Mortgage Association
      matures         8/25/2012            5.60%                                                 1,147,192           1,147,192
    Federal National Mortgage Association
      matures         8/25/2013            6.70%                                                 1,935,791           1,935,791
    Federal National Mortgage Association
      matures         9/25/2015            6.00%                                                 2,196,862           2,196,862
    Federal National Mortgage Association
      matures         6/25/2016            5.70%                                                 2,187,150           2,187,150
    Federal National Mortgage Association
      matures         7/25/2016            5.65%                                                 1,330,841           1,330,841
    Government National Mortgage Association
      matures         12/15/2023           6.50%                                                   252,569             252,569
    Government National Mortgage Association
      matures         3/15/2024            6.50%                                                    77,645              77,645
    Government National Mortgage Association
      matures         4/15/2024            6.50%                                                 1,275,965           1,275,965
    Government National Mortgage Association
      matures         5/15/2024            6.50%                                                 1,462,469           1,462,469
                                                                                             -------------       -------------

Total National Westminster Bank Contract                                                        31,951,424          31,951,424
                                                                                             -------------       -------------

Commonwealth Life Insurance Company No. ADA00044TR, 6.29%,
Peoples Life Insurance Company No. BDA00059TR, 6.38%,
Trans America Life Insurance Company No. 76586, 5.94%,
Trans America Life Insurance Company No. 76594, 6.91%,
Trans America Life Insurance Company No. 76690, 6.28%,
National Westminster Bank No. 189M, 6.25% & J P Morgan No. AKRAFT1, 6.26%

    GEBT Short-Term Investment Fund                                                                570,752             570,752
    BT GNMA Pooled Fund                    7.27%                                               205,335,286         205,335,286
    United States Treasury Note
      matures         3/31/2002            6.63%                                                 4,745,909           4,745,909
    United States Treasury Note
      matures         4/30/2002            6.63%                                                 4,579,060           4,579,060
    United States Treasury Note
      matures         11/30/2002           5.75%                                                 1,978,028           1,978,028

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                          Column B           Column C            Column D
                    --------                                          --------           --------            --------
                                                                     Face Amount           Cost
                                                                     or Number           Basis of
Name of Issuer and Title of Issue                                  of Shares/Units     Investments         Fair Value
---------------------------------                                  ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    United States Treasury Note
      matures        7/15/2006              7.00%                                      $  68,603,938       $  68,603,938
    United States Treasury Note
      matures        5/15/2007              6.63%                                         39,869,492          39,869,492
    United States Treasury Note
      matures        8/15/2007              6.13%                                         37,925,895          37,925,895
    Federal National Mortgage Association
      matures        11/23/2001             6.35%                                            337,233             337,233
    Federal National Mortgage Association
      matures        9/9/2003               5.97%                                            514,111             514,111
    Federal National Mortgage Association
      matures        10/25/2004             8.40%                                            648,692             648,692
    Federal National Mortgage Association
      matures        11/10/2004             8.63%                                          1,223,803           1,223,803
    Student Loan Marketing Association
      matures        8/1/2007               7.13%                                            718,654             718,654
    Premier Auto TR
      matures        2/4/1999               7.15%                                            286,603             286,603
    Bayerische Landesbank Girozentrale
      matures        7/19/1999              6.55%                                          2,225,377           2,225,377
    MBNA Master Credit Card Trust
      matures        8/15/1999              6.20%                                            410,918             410,918
    Standard Credit Card Master Trust
      matures        6/7/2000               6.75%                                            762,658             762,658
    Standard Credit Card Master Trust
      matures        4/7/2001               6.80%                                            509,087             509,087
    Asian Development Bank NTS
      matures        5/2/2001               8.50%                                          1,426,806           1,426,806
    American Express Master Trust
      matures        7/15/2001              5.38%                                          3,937,682           3,937,682
    General Electric Cap Corp
      matures        11/1/2001              5.50%                                          1,941,925           1,941,925
    MBNA Master Credit Card Trust
      matures        1/15/2003              6.60%                                            994,986             994,986
    Ford Credit Auto Loan Master Trust
      matures        2/15/2003              5.50%                                          3,553,594           3,553,594
    First Bank Corporate Card Master Trust
      matures        2/15/2003              6.40%                                          2,324,429           2,324,429
    Outlet Broadcasting
      matures        7/15/2003              10.88%                                         2,046,305           2,046,305

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                      Column B           Column C            Column D
                    --------                                      --------           --------            --------
                                                                 Face Amount           Cost
                                                                 or Number           Basis of
Name of Issuer and Title of Issue                              of Shares/Units     Investments         Fair Value
---------------------------------                              ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    Avis
      matures            10/20/2003        6.40%                                   $   3,984,452       $   3,984,452
    Citibank Credit Card Master Trust
      matures            2/15/2004         6.55%                                       6,340,501           6,340,501
    MBNA Master Credit Card Trust
      matures            11/15/2004        6.60%                                       8,053,929           8,053,929
    First USA Credit Card Master Trust
      matures            3/17/2005         6.42%                                       3,992,177           3,992,177
    Japan Fin Corp
      matures            4/27/2005         7.38%                                       1,452,918           1,452,918
    International Bank for Recon & Dev
      matures            7/21/2005         6.38%                                       1,638,975           1,638,975
    NationsBank Credit Card Master Trust
      matures            12/15/2005        6.00%                                       2,930,942           2,930,942
    Bayerische Landesbank Girozentrale
      matures            2/1/2006          6.17%                                       1,701,481           1,701,481
    Bayerische Landesbank Girozentrale
      matures            2/9/2006          6.20%                                       3,709,875           3,709,875
    KFW Int'l Fin Inc
      matures            6/1/2006          8.20%                                       2,007,445           2,007,445
    General Electric Cap Corp
      matures            3/1/2007          8.85%                                       6,873,148           6,873,148
    General Electric Cap Corp
      matures            7/24/2008         8.50%                                       1,062,868           1,062,868
    First Plus Home Loan Trust
      matures            3/12/2012         6.80%                                       3,977,355           3,977,355
    International Bank for Recon & Dev
      matures            3/1/2026          8.88%                                         572,654             572,654
    Inter-American Development Bank
      matures            7/15/2027         6.75%                                       6,385,881           6,385,881
    Merck
      matures            5/3/2037          5.76%                                       3,058,354           3,058,354
                                                                                ----------------   -----------------

Total Commonwealth, Peoples, Trans America, Nat West & J P Morgan Contracts          445,214,178         445,214,178
                                                                                ----------------   -----------------
        Total Financial Institution Pools                                            477,165,602         477,165,602
                                                                                ----------------   -----------------
        Total Investment Contracts                                                   630,012,123         630,012,123
                                                                                ----------------   -----------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                               Column B           Column C            Column D
                    --------                               --------           --------            --------
                                                          Face Amount           Cost
                                                          or Number           Basis of
Name of Issuer and Title of Issue                       of Shares/Units     Investments          Fair Value
---------------------------------                       ---------------     -----------          ----------
Short-Term Investments  --  .71%

GEBT Short-Term Investment Fund                          15,166,810       $  15,166,810        $  15,166,810

GEBT Stable Value Government Fund                         5,854,964           5,854,964            5,854,964
                                                                          -------------        -------------

     Total Short-Term Investments                                            21,021,774           21,021,774
                                                                          -------------        -------------

     Total Interest Income Fund                                             651,033,897          651,033,897
                                                                          -------------        -------------

GOVERNMENT SECURITIES FUND  --  1.14%

Government Securities  --  .97%

United States Treasury Notes
  7.125%            due 9/30/1999                         2,375,000           2,436,231            2,431,406
United States Treasury Notes
  7.125%            due 2/29/2000                         6,600,000           6,815,847            6,790,806
United States Treasury Notes
  5.875%            due 6/30/2000                         3,700,000           3,695,980            3,716,761
United States Treasury Notes
  5.625%            due 2/28/2001                         1,025,000           1,009,734            1,022,274
United States Treasury Notes
  6.375%            due 8/15/2002                         5,625,000           5,695,005            5,770,013
United States Treasury Notes
  6.50%             due 5/15/2005                         3,550,000           3,627,690            3,700,875
United States Treasury Notes
  6.50%             due 8/15/2005                         3,000,000           3,089,781            3,130,320
United States Treasury Notes
  6.875%            due 5/15/2006                         1,900,000           1,972,463            2,033,000
                                                                          -------------        -------------

     Total Government Securities                                             28,342,731           28,595,455
                                                                          -------------        -------------

Federal Agency Obligations  -- .14%

Federal National Mortgage Association
  6.41%             due 5/22/2000                         1,000,000             997,344            1,013,750
Federal National Mortgage Association
  5.5%              due 2/2/2001                          3,000,000           2,978,775            2,960,610
                                                                          -------------        -------------

     Total Federal Agency Obligations                                         3,976,119            3,974,360
                                                                          -------------        -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                                  Column B           Column C            Column D
                    --------                                  --------           --------            --------
                                                             Face Amount            Cost
                                                             or Number            Basis of
Name of Issuer and Title of Issue                          of Shares/Units      Investments          Fair Value
---------------------------------                          ---------------      -----------          ----------
Short-Term Investments  --  .03%

BT Pyramid Government Securities Cash Fund                       928,671       $     928,671       $     928,671
                                                                               -------------       -------------

        Total Government Securities Fund                                          33,247,521          33,498,486
                                                                               -------------       -------------
PHILIP MORRIS STOCK FUND  --  42.80%

Common Stock  --  41.66%

Tobacco  --  41.66%

Philip Morris Companies Inc.                                  27,146,005         552,253,198       1,228,356,726

Short-term Investments  --  1.14%

GEBT Short-Term Investment Fund                               33,679,046          33,679,046          33,679,046
                                                                               -------------       -------------

        Total Philip Morris Stock Fund                                           585,932,244       1,262,035,772
                                                                               -------------       -------------
INTERNATIONAL EQUITY FUND  --  1.98%

Japanese Equity Index Fund  --  .45%                             204,407          18,957,475          13,344,091
Non Japanese Equity Index Fund --  1.52%                         265,870          36,056,129          44,885,194
                                                                               -------------       -------------

        Total Equity Index Funds                                                  55,013,604          58,229,285
                                                                               -------------       -------------
Short-Term Investments --   .01%

GEBT Short-Term Investment Fund                                  221,545             221,545             221,545
                                                                               -------------       -------------

        Total International Equity Fund                                           55,235,149          58,450,830
                                                                               -------------       -------------
BALANCED FUND  --  4.27%

Balanced Fund  --  4.25%                                       9,428,381         114,680,409         125,303,190

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                                  503,476             503,476             503,476
                                                                               -------------       -------------

        Total Balanced Fund                                                      115,183,885         125,806,666
                                                                               -------------       -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                              Column B              Column C           Column D
                    --------                              --------              --------           --------
                                                         Face Amount              Cost
                                                         or Number              Basis of
Name of Issuer and Title of Issue                      of Shares/Units        Investments          Fair Value
---------------------------------                      ---------------        -----------          ----------
GROWTH EQUITY FUND  --  5.66%

Growth Equity Fund  --  5.64%                              14,470,210     $   174,419,967     $   166,407,417

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                               585,573             585,573             585,573
                                                                          ---------------     ---------------

        Total Growth Equity Fund                                              175,005,540         166,992,990
                                                                          ---------------     ---------------
PARTICIPANTS' LOAN ACCOUNT -- 1.42%

Loans to Participants -- 1.42%                             41,995,421          41,995,421          41,995,421
                                                                          ---------------     ---------------

        Total Participants' Loan Account                                       41,995,421          41,995,421
                                                                          ---------------     ---------------

        TOTAL INVESTMENTS                                                 $ 2,005,692,514     $ 2,948,580,040
                                                                          ===============     ===============